Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: May 27, 2014

TMX, NYSE — HBM 2014 No. 26

Hudbay Extends Offer for Augusta

Toronto, Ontario, May 27, 2014 — HudBay Minerals Inc. (“Hudbay”) (TSX, NYSE: HBM) announced today that it has extended its offer to acquire all of the outstanding common shares (“Augusta Shares”) of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay for consideration per Augusta Share of 0.315 of a Hudbay common share (the “Offer”) until 5:00 p.m. (Toronto time) on June 9, 2014.

Hudbay continues to evaluate the implications of ongoing developments with respect to Augusta’s applications for permits required for the Rosemont project. On May 23, 2014, the U.S. Forest Service (“USFS”) issued a news release disclosing that it was requesting the U.S. Fish and Wildlife Service re-initiate the formal consultation process on the Rosemont project. The USFS has stated that the Record of Decision for the Rosemont project will not be signed until the consultation process is complete and a new biological opinion is issued.

On March 14, 2014, Hudbay waived the condition that there shall have been validly deposited under the Offer and not withdrawn, at or prior to the expiration of the Offer, such number of Augusta Shares that, together with the Augusta Shares already owned by Hudbay and its affiliates, represents not less than 66 2/3% of the Augusta Shares (calculated on a fully diluted basis). Hudbay has not waived any other conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, as amended.

How to Tender

Augusta shareholders that have already deposited to the Offer should not withdraw their shares as deposits are still valid for acceptance until 5:00 p.m. (Toronto time) on June 9, 2014. Hudbay encourages Augusta shareholders to read the full details of the Offer set forth in the take-over bid circular and accompanying offer documents, including the notices of variation, extension and change that have been, or will be, mailed to Augusta shareholders (collectively, the “Offer Documents”), which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America) or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com.

About the Offer

Augusta shareholders who tender to the Offer will be entitled to receive 0.315 of a Hudbay common share for each Augusta common share held. The Offer is for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after the date of the Offer but before 5:00 p.m. (Toronto time) on June 9, 2014 upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any common shares of Augusta or other securities of Augusta, including, without limitation, any option, warrant or convertible debenture, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta. In accordance with United States tender offer rules, Hudbay discloses that as of 4:00 p.m. on May 27, 2014, 3,731,236 Augusta common shares had been tendered to and not withdrawn from the Offer.

The full details of the Offer are set out in the Offer Documents, which Hudbay has filed (or will be filing) with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, including the permitting of the Rosemont project. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; that all required regulatory and governmental approvals for the Offer will be obtained and all other conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the development of the Rosemont project not occurring as planned, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed (or to be filed) with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining

Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For shareholder inquiries, please contact Kingsdale Shareholder Services

1-866-229-8874 (North American Toll Free Number)
1-416-867-2272 (Outside North America)
contactus@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher
Director, Corporate Communications
(416) 814-4373
scott.brubacher@hudbayminerals.com